Exhibit 99.3

PRESS RELEASE

Suriname: TotalEnergies, APA Corporation and Staatsolie
progress towards Final Investment Decision on Block 58

Paramaribo, June 5, 2024 – On the occasion of the 2024 Suriname Energy Oil and Gas Summit, Javier Rielo, Senior Vice President Americas, Exploration & Production for TotalEnergies, and Annand Jagesar, CEO of Staatsolie Maatschappij Suriname N.V, the Suriname National Oil Company, announced several significant steps towards the Final Investment Decision (FID) of the development of offshore Block 58. This decision is expected in the fourth quarter of 2024, for a production start-up in 2028.

TotalEnergies is the operator of Block 58 with a 50% interest, alongside APA Corporation (50%). Staatsolie has the option to enter the development project with up to 20% interest upon FID.

Engineering studies (FEED) are progressing for the development of the Sapakara and Krabdagu fields, with combined recoverable resources estimated above 700 million barrels thanks to the integration of Water Alternating Gas (WAG) injection technology to maximize recovery. Ocean Bottom Node (OBN) seismic technology will also play a key role in maximizing resources and the placement of the development wells, as well as identifying resource upsides. A first OBN campaign covering 900 km2 will be carried out in second half of 2024.

Some key milestones have been recently reached in the path towards FID. An agreement was concluded between Staatsolie and TotalEnergies on the field development area, maximizing the value for Suriname and the Block 58 co-venturers over the 25 years Production Period. In addition, the hull for the 200,000 barrels of oil per day (bopd) Floating Production Storage and Offloading (FPSO) unit has been secured.

TotalEnergies is committed to developing this project responsibly using the best technologies to minimize greenhouse gas emissions. In particular, the facilities will be designed for zero routine flaring, with all associated gas reinjected into the reservoirs. During the development and production phases, TotalEnergies will work closely with Staatsolie to enhance local content, as already demonstrated during the exploration and appraisal phases, with over 80 people trained for logistics operations in Paramaribo.

“We are glad to progress together with Staatsolie and APA towards the FID of Block 58, which will be the next milestone in the partnership between Suriname and TotalEnergies. Our Company is deploying advanced technologies to minimize the environmental impact and maximize resource recovery, while focusing on ensuring economic benefits for the country,” said Javier Rielo, Senior Vice President Americas, Exploration & Production at TotalEnergies.

“Staatsolie is happy to progress towards the development of this project with a world-renowned partner in such a way that Suriname optimally benefits not only from large financial streams but as well from a design and execution that will safeguard safe and clean operations,” said Annand Jagesar, CEO of Staatsolie.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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